Filed Pursuant to Rule 433
Registration No. 333-131262

The securities referred to in these materials, and the assets backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final private placement memorandum) and are offered on a “when, as and if issued” basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and the initial purchaser or placement agent has confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by the initial purchaser or placement agent, will not create binding contractual obligations for you or the initial purchaser or placement agent, as applicable. As a result of the foregoing, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. The initial purchaser’s obligation to sell or placement agent’s obligation to place, as applicable, securities to you is conditioned on the securities having the characteristics described in these materials. If the initial purchaser or placement agent, as applicable, determines that condition is not satisfied in any material respect, you will be notified, and neither the issuer nor any initial purchaser or placement agent will have any obligation to you to deliver any portion of the securities which you have committed to purchase, and there will be no liability between you on the one hand and the issuer or any initial purchaser or placement agent on the other as a consequence of the non-delivery. You have requested that the initial purchaser or placement agent, as applicable, provide to you information in connection with your consideration of the purchase of certain securities described in these materials. These materials are being provided to you for informative purposes only in response to your specific request. The initial purchaser or placement agent described in these materials may from time to time perform investment banking services for, or solicit investment banking business from, any company named in these materials. The initial purchaser or placement agent and/or its employees may from time to time have a long or short position in any contract or security discussed in these materials. The information contained herein supersedes any previous such information delivered to you and may be superseded by information delivered to you prior to the time of sale. Notwithstanding anything herein to the contrary, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the United States federal, state and local income “tax treatment” and “tax structure” (in each case, within the meaning of Treasury Regulation Section 1.6011-4) and all materials of any kind (including opinions or other tax analyses) of the transaction contemplated hereby that are provided to you (or your representatives) relating to such tax treatment and tax structure, other than the name of the issuer or information that would permit identification of the issuer, and except that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, this sentence shall only apply to such portions of the document or similar item that relate to the United States federal, state and local income tax treatment or tax structure of the transaction.

*WBCMT 2006-C26  $1.73B New Issue CMBS *UPDATED STRUCTURE* Public Classes Sole Lead/Books: Wachovia
Co-Mgrs: Citigroup / Goldman, Sachs & Co./ JPMorgan / Lehman Brothers

CLASS	SIZE	WAL	MDY’s/S&P	WINDOW	Rate Type

A1	34.5mm	2.79	Aaa/AAA	07/06 - 03/11	FIX
A2	214.7mm	4.94	Aaa/AAA	03/11 - 11/11	FIX
APB	83.8mm	7.66	Aaa/AAA	06/11 - 04/16	FIX
A3	509.2mm	9.87	Aaa/AAA	04/16 - 06/16	FIX
A1A	229.9mm	8.96	Aaa/AAA	07/06 - 06/16	FIX *Not Offered*
XP	1675.8mm	5.70	Aaa/AAA	N/A	Variable Rate IO
AM	173.1mm	9.96	Aaa/AAA	06/16 - 06/16	FIX
AJ	136.3mm	9.96	Aaa/AAA	06/16 - 06/16	WAC
B	30.3mm	9.96	Aa2/AA	06/16 - 06/16	WAC
C	17.3mm	9.96	Aa3/AA-	06/16 - 06/16	WAC
D	28.1mm	9.96	A2/A	06/16 - 06/16	WAC

Launch/Px: week of June 19th